Exhibit 99.1

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green, (646) 201 9246  | towerjazz@gkir.com

TowerJazz Reports Third Quarter 2014 Results

Corporate Revenue Represents Year over Year Growth of 70% with
Forecasted Continued Fourth Quarter Growth

 Top 10 “Organic” Customers Year-to-Date Growth of 34%

MIGDAL HAEMEK,  ISRAEL – November 13, 2014 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reports results for the third quarter of 2014 ended September 30, 2014.

Highlights
•	Third quarter revenues of $226 million, up 70% year over year;

•	Revenues for the 2014 nine month period were $593 million, up 60% year over year;

•	Organic top 10 customers business growth year-to-date of approximately 34% over 2013 with third quarter top 10 customers at 23% quarter over quarter growth;

•	EBITDA of $37 million for the third quarter of 2014 as compared to $21 million in the third quarter 2013 and $33 million in the prior quarter;

•
End of quarter cash balance of $195 million with $47 million net cash from operations (excluding Nishiwaki cessation related employee payments) generated during the third quarter and strong balance sheet ratios;

•	Signed definitive agreement to refinance $111 million bank debt with a long term loan, substantially reducing principal payments for 2015 and 2016 from $101 million to $24 million;

•	Third quarter record design wins and masks sets entering the factories, with masks sets’ growth of 30% year-over-year and 11% quarter-over-quarter.

Financial Results Overview
Third quarter 2014 revenues were $226 million, an increase of 70% as compared with $133 million in the third quarter of 2013.

For the 2014 nine-month period, revenues were $593 million, 60% up year over year. On a non-GAAP basis, gross and operating profit were $175 million, and $98 million, respectively, an increase of 49% and 57% as compared to the same period in 2013. Non-GAAP net profit for the 2014 nine month period was $81 million, or $1.61 earnings per share, significantly higher than the $37 million, or $1.01 earnings per share in 2013.

On a non-GAAP basis, as described and reconciled in the tables below, 2014 third quarter gross profit was $68 million, reflecting a 30% gross margin. This is an increase of 72% compared to $39 million in the third quarter of 2013, and an increase of 3 points from the 27% reported last quarter.

On a non-GAAP basis, 2014 third quarter operating profit was $37 million, reflecting a 17% operating margin, an increase of 77% as compared to $21 million in the third quarter of 2013, and an increase of 3 points from the 14% reported last quarter.

On a non-GAAP basis, 2014 third quarter net profit was $31 million, an increase of 153% as compared to $12 million in the third quarter of 2013, and similar to the prior quarter. 2014 third quarter non-GAAP net profit represents $0.58 earnings per share, more than double the $0.26 earnings per share in the third quarter of 2013.

On a GAAP basis, net loss in the third quarter of 2014 was $19 million, representing $0.37 per share, as compared with a net loss of $32 million or $0.68 per share in the third quarter of 2013.

Cash and short-term deposits as of September 30, 2014 were $195 million, as compared to $192 million as of June 30, 2014. The increase in cash balance during the quarter was attributed mainly to $52 million cash generated from operating activities excluding interest payments of $5 million; investments of $37 million in fixed assets, net; repayment of $10 million of debt; proceeds from exercise of options of $3M; in addition, funds received from Nishiwaki assets sale, net of Japanese employee retirement related payments, amounted to $0.2 million.

Cash and short-term deposits as of September 30, 2014 were $195 million, as compared to $123 million as of December 31, 2013. The increase in cash balance during the first nine months of 2014 was attributed mainly to $118 million cash generated from operating activities excluding interest payments of $21 million; investments of $73 million in fixed assets, net; repayment of $35 million, of debt; proceeds from exercise of options and bond issuance of $14 million; $58 million of cash in TPSCo associated with its establishment as of March 31, 2014 and a receipt of $86 million loan from JA Mitsui bank that was used to repay the bridge loan previously received from Panasonic; in addition, funds received from Nishiwaki assets’ sale, net of Japanese employee retirement related payments, amounted to $12 million.

Shareholders' equity as of September 30, 2014 was $180 million as compared to $141 million as of December 31, 2013.

Fourth Quarter Guidance
TowerJazz expects revenues for its 2014 fourth quarter ending December 31, 2014 to be $235 million with an upward or downward range of 5%. Mid-range guidance represents 75% year over year growth.

This forecast demonstrates full replacement of previous Nishiwaki revenues through non-Panasonic organic growth at higher margins.

Management Remarks
Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “Thanks to strong margins from a loyal base of customers within growing markets, we executed the third quarter on multiple fronts to fully supplant the $40 million second quarter Nishiwaki revenue contribution in our cost covered factories. These activities drove a 3 point margin improvement and enabled a fourth quarter guidance of record revenue, representing organic growth of 33% with substantially higher margins.”

Continued Mr. Ellwanger, “We continue to see strong market demand as demonstrated by the 30% year-over-year increase in mask sets entering our factories, with contribution from all of our business units. We are well poised to serve the increased customer demand through our core TowerJazz facilities and advanced technology offerings, as well as through the added operational and technical capabilities of TPSCo.”

Teleconference and Webcast
TowerJazz will host an investor conference call today, November 13, 2014, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the 2014 third quarter and its fourth quarter 2014 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-407-2553 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International).   For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

As previously announced, beginning with the second quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.  This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) Nishiwaki Fab restructuring costs and impairments, (4) amortization related to a lease agreement early termination, (5) TPSCo pre-merger costs, (6) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other financial expenses, net include only interest accrued during the reported period, whether paid or payable, (7) Gain from acquisition and (8) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.  As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding amortization related to a lease agreement early termination, Nishiwaki Fab restructuring costs and impairment, TPSCo pre-merger costs, gain from acquisition,   interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.  EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com and www.tpsemico.com.

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of fixed costs, debt and other liabilities, a large portion of which are due for payment in the coming two years, and having sufficient funds to satisfy our fixed costs, debt obligations and other short-term and long-term liabilities on a timely basis, or to execute debt re-financing, restructuring and/or fundraising to enable the service of these debt and other liabilities, , (vi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry and our debt and in order to improve our results, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on the demand for our foundry services, including the ability to operate our fabs at very high utilization rates, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xx) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxiii) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxiv) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxv) successfully executing our acquisitions and integrating them into our business, utilizing our expanded capacity and finding new business, including successfully integrating our foundry business opportunities into TPSCo fabs; (xxvi) meeting regulatory requirements worldwide; (xxvii) ceasing the Nishiwaki fab operations in the course of restructuring our activities and business in Japan, including the sale of TowerJazz Japan (‘TJP’) assets in order to fund its liabilities, settling any potential claims from its employees, labor unions, suppliers, or other third parties amicably to avoid deviations to our estimated accruals and allowances and so that it may pay all its employee and other obligations and liabilities and any risk that may result from any legal proceeding filed by vendors, customers and/or other third parties in the course of the operations cessation, dissolution and closure of TJP; and (xxviii) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30,	June 30,	December 31,
	2014	2014	2013
	(Unaudited)	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash and short-term interest bearing deposits	$195,116	$192,220	$122,871
Trade accounts receivable	86,303	106,569	80,316
Other receivables	7,069	8,450	10,943
Inventories	85,175	83,689	64,804
Other current assets	20,650	38,305	11,480
Total current assets	394,313	429,233	290,414

LONG-TERM INVESTMENTS	13,846	14,386	14,494

PROPERTY AND EQUIPMENT, NET	447,597	485,177	350,039

INTANGIBLE ASSETS, NET	45,599	49,603	32,393

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	10,433	10,847	11,547

TOTAL ASSETS	$918,788	$996,246	$705,887

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$64,708	$97,128	$36,441
Trade accounts payable	99,932	100,456	66,358
Deferred revenue	4,098	3,752	3,166
Employee related liabilities, including
Nishiwaki retirement allowance	58,122	80,423	25,957
Other current liabilities	24,474	26,548	7,994
Total current liabilities	251,334	308,307	139,916

LONG-TERM DEBT	340,202	339,436	316,885

LONG-TERM CUSTOMERS' ADVANCES	6,389	6,572	7,187

EMPLOYEE RELATED LIABILITES	15,587	16,406	65,337

DEFERRED TAX LIABILITY	88,667	100,135	13,611

OTHER LONG-TERM LIABILITIES	36,988	33,925	21,703

Total liabilities	739,167	804,781	564,639

Shareholders’ equity attributes to the company	181,711	191,047	141,248

Non controlling interest	(2,090)	418	--

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$918,788	$996,246	$705,887

CONSOLIDATED CASH REPORTS (UNAUDITED)
(dollars in thousands)

	Nine months	Three months
	ended	ended
	September 30,	September 30,
	2014	2014
Cash at beginning of the period	$122,871	$192,220

TowerJazz Panasonic Semiconductor Co.	57,582	--
Proceeds from exercise of options and bonds issuance	13,959	2,508
Long-term loan received from JA Mitsui & Bank of Tokyo to TPSCo	85,884	--
TPSCo loan repayment to Panasonic	(85,884)	--
Investments in property, equipment and other cap-ex	(73,005)	(37,188)
Debt repayment- principal	(35,431)	(10,000)
Debt repayment- interest	(21,334)	(4,921)
Proceeds from Nishiwaki's assets sale, net of employees retirement related payments	12,147	213
Cash from other operating activities	118,327	52,284
Cash at end of the period	$195,116	$195,116

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Nine months ended		Three months ended
	September 30,		September 30,	June 30,	September 30,
	2014	2013	2014	2014	2013
	GAAP	GAAP	GAAP	GAAP	GAAP
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUES	$592,719	$370,438	$225,994	$234,072	$132,555

COST OF REVENUES	567,023	351,270	211,273	227,347	128,184

GROSS PROFIT	25,696	19,168	14,721	6,725	4,371

OPERATING COSTS AND EXPENSES

Research and development	37,463	25,075	15,858	14,162	8,184
Marketing, general and administrative	43,258	31,992	15,915	16,527	11,005
Nishiwaki Fab restructuring costs and impairment	75,728	--	--	4,269	--
Amortization related to a lease agreement early termination	--	5,598	--	--	1,866
Merger related costs	1,229	--	--	--	--

	157,678	62,665	31,773	34,958	21,055

OPERATING PROFIT (LOSS)	(131,982)	(43,497)	(17,052)	(28,233)	(16,684)

INTEREST EXPENSES, NET	(25,592)	(24,748)	(8,661)	(8,818)	(8,416)

OTHER FINANCING EXPENSE, NET	(38,248)	(16,729)	(5,855)	(12,276)	(9,502)

GAIN FROM ACQUISITON, NET	166,404	--	--	15,249	--

OTHER INCOME (EXPENSE), NET	(155)	(524)	(358)	64	(465)

PROFIT (LOSS) BEFORE INCOME TAX	(29,573)	(85,498)	(31,926)	(34,014)	(35,067)

INCOME TAX BENEFIT	24,002	7,684	9,982	11,566	3,291

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	(5,571)	(77,814)	(21,944)	(22,448)	(31,776)

NON CONTROLLING INTEREST	9,210	--	2,508	6,702	--

NET PROFIT (LOSS)	$3,639	$(77,814)	$(19,436)	$(15,746)	$(31,776)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.07	$(2.11)	$(0.37)	$(0.31)	$(0.68)

Weighted average number of ordinary
shares outstanding - in thousands	50,500	36,859	53,158	50,146	46,567

DILUTED EARNINGS PER ORDINARY SHARE	$0.06

Net profit used for diluted earnings per share	$3,639

Weighted average number of ordinary
shares outstanding - in thousands, used for diluted earnings per share	61,717

RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	September 30,	June 30,	September 30,		June 30,		September 30,	June 30,
	2014	2014	2014		2014		2014	2014
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$225,994	$234,072	$--		$--		$225,994	$234,072

COST OF REVENUES	158,178	171,672	53,095	(a)	55,675	(a)	211,273	227,347

GROSS PROFIT	67,816	62,400	(53,095)		(55,675)		14,721	6,725

OPERATING COSTS AND EXPENSES

Research and development	15,411	13,734	447	(b)	428	(b)	15,858	14,162
Marketing, general and administrative	15,012	15,556	903	(c)	971	(c)	15,915	16,527
Nishiwaki Fab restructuring costs and impairment	--	--	--		4,269		--	4,269

	30,423	29,290	1,350		5,668		31,773	34,958

OPERATING PROFIT (LOSS)	37,393	33,110	(54,445)		(61,343)		(17,052)	(28,233)

INTEREST EXPENSES, NET	(8,661)	(8,818)	--	(d)	--	(d)	(8,661)	(8,818)

OTHER FINANCING EXPENSE, NET	--	--	(5,855	)(d)	(12,276	)(d)	(5,855)	(12,276)

GAIN FROM ACQUISITON, NET	--	--	--		15,249		--	15,249

OTHER INCOME (EXPENSE), NET	(358)	64	--		--		(358)	64

PROFIT (LOSS) BEFORE INCOME TAX	28,374	24,356	(60,300)		(58,370)		(31,926)	(34,014)

INCOME TAX BENEFIT (EXPENSE)	--	--	9,982	(e)	11,566	(e)	9,982	11,566

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	28,374	24,356	(50,318)		(46,804)		(21,944)	(22,448)

NON CONTROLLING INTEREST	2,508	6,702	--		--		2,508	6,702

NET PROFIT (LOSS)	$30,882	$31,058	$(50,318)		$(46,804)		$(19,436)	$(15,746)

NON-GAAP GROSS MARGINS	30%	27%

NON-GAAP OPERATING MARGINS	17%	14%

NON-GAAP NET MARGINS	14%	13%

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.58

Weighted average number of ordinary
shares outstanding - in thousands	53,158

(a)
Includes depreciation and amortization expenses in the amounts of $52,863 and $55,460 and stock based compensation expenses in the amounts of $232 and $215 for the three months ended September 30, 2014 and June 30, 2014, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $201 and $203 and stock based compensation expenses in the amounts of $246 and $225 for the three months ended September 30, 2014 and June 30, 2014, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $203 and $213 and stock based compensation expenses in the amounts of $700 and $758 for the three months ended September 30, 2014 and June 30, 2014, respectively.

(d)	Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis.
(e)	Non-GAAP income tax expense include taxes paid during the period.
(*)
Fully diluted earnings per share calculation and presentation are not required under GAAP for the third quarter of 2014, since the company did not have net profits. Hence, fully diluted earnings per share is not different than basic earnings per share for the third quarter of 2014. Had fully diluted earnings per share calculation and presentation been required for the third quarter of 2014, the following may have been added: 6 million shares underlying its capital notes, 5 million shares underlying options and warrants, 11 million possible shares underlying notes series F due December 2015 (unless repayable with cash), 11 million possible shares underlying notes series F due December 2016 (unless repayable with cash) and 6 million possible shares underlying Jazz notes due December 2018 (unless repayable with cash).

RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	Three months ended		Three months ended				Three months ended
	September 30,		September 30,				September 30,
	2014	2013	2014		2013		2014	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$225,994	$132,555	$--		$--		$225,994	$132,555

COST OF REVENUES	158,178	93,069	53,095	(a)	35,115	(a)	211,273	128,184

GROSS PROFIT	67,816	39,486	(53,095)		(35,115)		14,721	4,371

OPERATING COSTS AND EXPENSES

Research and development	15,411	8,139	447	(b)	45	(b)	15,858	8,184
Marketing, general and administrative	15,012	10,241	903	(c)	764	(c)	15,915	11,005
Amortization related to a lease agreement early termination	--	--	--		1,866	(d)	--	1,866

	30,423	18,380	1,350		2,675		31,773	21,055

OPERATING PROFIT (LOSS)	37,393	21,106	(54,445)		(37,790)		(17,052)	(16,684)

INTEREST EXPENSES, NET	(8,661)	(8,416)	--	(e)	--	(e)	(8,661)	(8,416)

OTHER FINANCING EXPENSE, NET	--	--	(5,855	) (e)	(9,502	) (e)	(5,855)	(9,502)

OTHER EXPENSE, NET	(358)	(465)	--		--		(358)	(465)

PROFIT (LOSS) BEFORE INCOME TAX	28,374	12,225	(60,300)		(47,292)		(31,926)	(35,067)

INCOME TAX BENEFIT (EXPENSE)	--	--	9,982	(f)	3,291	(f)	9,982	3,291

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	28,374	12,225	(50,318)		(44,001)		(21,944)	(31,776)

NON CONTROLLING INTEREST	2,508	--	--		--		2,508	--

NET PROFIT (LOSS)	$30,882	$12,225	$(50,318)		$(44,001)		$(19,436)	$(31,776)

(a)
Includes depreciation and amortization expenses in the amounts of $52,863 and $35,000 and stock based compensation expenses in the amounts of $232 and $115 for the three months ended September 30, 2014 and September 30, 2013, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $201 and $0 and stock based compensation expenses in the amounts of $246 and $45 for the three months ended September 30, 2014 and September 30, 2013, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $203 and $206 and stock based compensation expenses in the amounts of $700 and $558 for the three months ended September 30, 2014 and September 30, 2013, respectively.

(d)	Non cash amortization recorded in 2013 as a result of an early termination of an office building lease contract.
(e)	Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis.
(f)	Non-GAAP income tax expense include taxes paid during the period.

RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Nine months ended		Nine months ended				Nine months ended
	September 30,		September 30,				September 30,
	2014	2013	2014		2013		2014	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$592,719	$370,438	$--		$--		$592,719	$370,438

COST OF REVENUES	418,012	253,220	149,011	(a)	98,050	(a)	567,023	351,270

GROSS PROFIT	174,707	117,218	(149,011)		(98,050)		25,696	19,168

OPERATING COSTS AND EXPENSES

Research and development	36,300	24,742	1,163	(b)	333	(b)	37,463	25,075
Marketing, general and administrative	40,434	30,115	2,824	(c)	1,877	(c)	43,258	31,992
Nishiwaki Fab restructuring costs and impairment	--	--	75,728		--		75,728	--
Amortization related to a lease agreement early termination	--	--	--		5,598	(d)	--	5,598
Merger related costs	--	--	1,229		--		1,229	--

	76,734	54,857	80,944		7,808		157,678	62,665

OPERATING PROFIT (LOSS)	97,973	62,361	(229,955)		(105,858)		(131,982)	(43,497)

INTEREST EXPENSES, NET	(25,592)	(24,748)	--	(e)	--	(e)	(25,592)	(24,748)

OTHER FINANCING EXPENSE, NET	--	--	(38,248	)(e)	(16,729	)(e)	(38,248)	(16,729)

GAIN FROM ACQUISITON, NET	--	--	166,404		--		166,404	--

OTHER EXPENSE, NET	(155)	(524)	--		--		(155)	(524)

PROFIT (LOSS) BEFORE INCOME TAX	72,226	37,089	(101,799)		(122,587)		(29,573)	(85,498)

INCOME TAX BENEFIT (EXPENSE)	--	--	24,002	(f)	7,684	(f)	24,002	7,684

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	72,226	37,089	(77,797)		(114,903)		(5,571)	(77,814)

NON CONTROLLING INTEREST	9,210	--	--		--		9,210	--

NET PROFIT (LOSS)	$81,436	$37,089	$(77,797)		$(114,903)		$3,639	$(77,814)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$1.61

Weighted average number of ordinary
shares outstanding - in thousands	50,500

(a)
Includes depreciation and amortization expenses in the amounts of $148,267 and $97,701 and stock based compensation expenses in the amounts of $744 and $349 for the nine months ended September 30, 2014 and September 30, 2013, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $433 and $43 and stock based compensation expenses in the amounts of $730 and $290 for the nine months ended September 30, 2014 and September 30, 2013, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $616 and $570 and stock based compensation expenses in the amounts of $2,208 and $1,307 for the nine months ended September 30, 2014 and September 30, 2013, respectively.

(d)	Non cash amortization recorded in 2013 as a result of an early termination of an office building lease contract.
(e)
Non-GAAP  interest expenses and other financing expense, net include only interest on an accrual basis; GAAP financing expense, net, includes (i) in 2014 - one-time non-cash charges of $10 million resulted from the Jazz Notes exchange deal dated March 2014 and $10 million acceleration of financing expenses relating to debentures series F conversion, offset by $11 million financing income from the banks'  loan contract announced October 2014; and (ii) in 2013 - financing income of $6.5 million from the banks' extension contract signed in March 2013.

(f)	Non-GAAP income tax expenses include taxes paid during the period